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SECURITIES AND [illegible]
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SEC FILE NUMBER
8- 50456

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



FEB 27 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Maier Hauswirth Securities

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1535 W. Market Street
(No. and Street)

Mequon (City) WI (State) 53092 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Trish Correa 262-241-8641
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Vrakas Blum
(Name — *if individual, state last, first, middle name*)

445 S Moorland Rd, Suite 400 Brookfield, WI 53005
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/13/02
SS

OATH OR AFFIRMATION

I, Steven Radowski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Maier Hauswirth Securities, as of 12/31, 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Steven Radowski
Signature

President
Title

Tricia A Correa
Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MAIER/HAUSWIRTH SECURITIES, LLC

FINANCIAL STATEMENTS

AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2001 AND 2000

WITH INDEPENDENT AUDITORS' REPORTS PURSUANT TO RULE 17a-5

MAIER/HAUSWIRTH SECURITIES, LLC

TABLE OF CONTENTS

Vrakas/Blum

VRAKAS, BLUM & CO., S. C.
DEER CREEK CORPORATE OFFICE
445 SOUTH MOORLAND ROAD, SUITE 400
BROOKFIELD, WISCONSIN 53005
FAX (262) 797-7895
TELEPHONE (262) 797-0400
WWW.V-B.COM FIRM@V-B.COM

CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Member
Maier/Hauswirth Securities, LLC

We have audited the accompanying statements of financial condition of MAIER/ HAUSWIRTH SECURITIES, LLC as of December 31, 2001 and 2000, and the related statements of income, changes in member's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Maier/Hauswirth Securities, LLC as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplementary Schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2001 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Vrakas, Blum + Co., S.C.

Brookfield, Wisconsin
January 25, 2002

MAIER/HAUSWIRTH SECURITIES, LLC

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2001 AND 2000

ASSETS

	2001	2000
CURRENT ASSETS		
Cash	$ 310,619	$ 191,095
Due from affiliate	38,644	5,626
Accounts receivable	59,200	44,374
TOTAL CURRENT ASSETS	$ 408,463	$ 241,095

LIABILITIES AND MEMBER'S EQUITY

	2001	2000
CURRENT LIABILITIES		
Income taxes payable	$ 82,875	$ 66,481
TOTAL CURRENT LIABILITIES	82,875	66,481
MEMBER'S EQUITY		
Contributed capital, 100 units authorized and issued	51,000	51,000
Accumulated earnings	274,588	123,614
TOTAL MEMBER'S EQUITY	325,588	174,614
	$ 408,463	$ 241,095

The accompanying notes are an integral part of these statements.

MAIER/HAUSWIRTH SECURITIES, LLC

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
REVENUES	$ 248,210	$ 184,055
OPERATING EXPENSES	15,941	9,689
INCOME FROM OPERATIONS	232,269	174,366
INCOME TAXES	(81,295)	(68,482)
NET INCOME	$ 150,974	$ 105,884

The accompanying notes are an integral part of these statements.

MAIER/HAUSWIRTH SECURITIES, LLC

STATEMENTS OF CHANGES IN MEMBER'S EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	Contributed capital	Accumulated earnings	Total
MEMBER'S EQUITY, January 1, 2000	$ 51,000	$ 17,730	$ 68,730
NET INCOME	-	105,884	105,884
MEMBER'S EQUITY, December 31, 2000	51,000	123,614	174,614
NET INCOME	-	150,974	150,974
MEMBER'S EQUITY, December 31, 2001	$ 51,000	$ 274,588	$ 325,588

The accompanying notes are an integral part of these statements.

MAIER/HAUSWIRTH SECURITIES, LLC

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 150,974	$ 105,884
Add (deduct)		
Increase (decrease) in cash due to changes in		
Due from affiliate	(33,018)	47,261
Accounts receivable	(14,826)	(27,374)
Income taxes payable	16,394	52,525
Accounts payable	-	(2,201)
NET CASH FLOW - OPERATING ACTIVITIES	119,524	176,095
CASH		
Beginning of year	191,095	15,000
End of year	$ 310,619	$ 191,095

The accompanying notes are an integral part of these statements.

MAIER/HAUSWIRTH SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of business - Maier/Hauswirth Securities, LLC (the company) is a wholly owned subsidiary of Maier/Hauswirth Investment Advisers, LLC (MHIA) which is part of Wells Fargo Company. The company was incorporated in July 1997 and was licensed as an introducing broker/dealer effective February 1998. The principal function of the company is to collect investment service fees on behalf of MHIA and other related entities. The company is regulated by the Securities and Exchange Commission (SEC), the National Association of Security Dealers (NASD), and the applicable regulatory bodies of the states that the company is licensed in.

As of December 31, 2001, the company has service agreements with four distributors of mutual funds to provide services to certain investors of the mutual funds for a fee based on the dollar amount of the investments made by the investors in the mutual funds. These agreements can be terminated at any time. As of December 31, 2001, the company was providing the services to eight customers of MHIA. The company also collects and retains fees from the distributors on behalf of related entities that provide services to other customers.

The company has an intercompany service agreement with MHIA whereby MHIA provides the company with general management, accounting, reporting and administrative services and pays certain operating expenses of the company, including expenses related to office space, computer equipment and personnel at no cost.

Accounting estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Cash - Cash balances are maintained at a bank located in southeastern Wisconsin. The due from affiliate is cash deposited in a bank account at a bank located in Minneapolis, Minnesota. This bank is a related party so the cash in the bank account is not considered an allowable asset under SEC regulations.

Accounts receivable - The company's accounts receivable represent amounts due from mutual funds for services provided related to investments made by customers of MHIA and other related entities.

Revenue recognition - Revenues are recognized as the service fees are earned based on the estimated average balance invested in the mutual funds. The company does not incur any direct costs related to providing the required services due to the nature of the intercompany service agreement with MHIA.

2. INCOME TAXES

The company is included in the consolidated income tax returns of Wells Fargo Company, the parent of MHIA. Wells Fargo Company allocates income tax expense to the company based on the approximate income tax rates of the consolidated entity. There are no significant temporary differences between financial and taxable income.

	2001	2000
Federal	$81,295	$56,823
State	-	11,659
	$81,295	$68,482

3. NET CAPITAL REQUIREMENTS

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1.

SEC Rule 15c3-1 also limits the withdrawal of equity, either by stock redemption or dividends, and the amount of unsecured loans to shareholders and employees subject to certain minimum net capital requirements and debt-to-equity ratios. As of December 31, 2001, the company had net capital of $251,042 which was $245,517 in excess of its required net capital of $5,525. As of December 31, 2000, the company had net capital of $142,077 which was $137,077 in excess of its required net capital of $5,000. The company's aggregate indebtedness to net capital ratio was .33 to 1 as of December 31, 2001 and .47 to 1 as of December 31, 2000.

4. FILING REQUIREMENTS

There were no liabilities subordinated to claims of creditors during the years ended December 31, 2001 and 2000. Accordingly, a statement of changes in liabilities subordinated to claims of creditors is not included in the financial statements as required by Rule 17a-5 of the Securities and Exchange Commission.

SUPPLEMENTARY INFORMATION

MAIER/HAUSWIRTH SECURITIES, LLC

SUPPLEMENTARY SCHEDULE OF

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2001

NET CAPITAL	
Member's equity	$ 325,588
Less - Nonallowable assets	
Cash in related party bank account (due from affiliate)	38,644
Accounts receivable greater than 30 days, net of related income taxes	35,902
Total nonallowable assets	74,546
TOTAL NET CAPITAL	$ 251,042
AGGREGATE INDEBTEDNESS	
Income taxes payable	$ 82,875
TOTAL AGGREGATE INDEBTEDNESS	$ 82,875
NET CAPITAL REQUIREMENT	
GREATER OF (a) OR (b)	
(a) 6-2/3% of aggregate indebtedness	$ 5,525
(b) Minimum net capital requirement	$ 5,000
NET CAPITAL REQUIREMENT	$ 5,525
EXCESS NET CAPITAL	$ 245,517
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.33 to 1

Vrakas/Blum

VRAKAS, BLUM & CO., S. C.
DEER CREEK CORPORATE OFFICE
445 SOUTH MOORLAND ROAD, SUITE 400
BROOKFIELD, WISCONSIN 53005
FAX (262) 797-7895
TELEPHONE (262) 797-0400
WWW.V-B.COM FIRM@V-B.COM

CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROLS

To the Member
Maier/Hauswirth Securities, LLC

In planning and performing our audit of the financial statements of MAIER/HAUSWIRTH SECURITIES, LLC (the company), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance

that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate as of December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, the National Association of Security Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Vrakas, Blum & Co., S.C.

Brookfield, Wisconsin
January 25, 2002